Exhibit 99.1

COLLECTIVE MINING LTD.

Annual and Special Meeting of Holders of Common Shares of

Collective Mining Ltd. (the “Issuer”) held on June 15, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

1.	Election of Directors

The nominees listed in the management information circular of the Issuer dated May 8, 2026, were elected as directors of the Issuer to hold office for the ensuing year or until their successors are elected or appointed. The Issuer received the following votes with respect to the election of the five nominees:

Nominee	Outcome of Vote	Votes For	% For	Votes Withheld	% Withheld
Ari Sussman	Carried	62,422,737	99.667	208,262	0.333
Ashwath Mehra	Carried	62,575,989	99.912	55,010	0.088
Angela María Orozco Gómez	Carried	62,246,037	99.385	384,962	0.615
Jasper Bertisen	Carried	62,525,560	99.832	105,439	0.168
María Constanza García Botero	Carried	62,528,110	99.836	102,889	0.164

2.	Appointment of Auditors

BDO Canada LLP were appointed auditor of the Issuer to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Issuer were authorized to fix the remuneration of the auditors. The Issuer received the following votes with respect to the election of the auditor:

Outcome of Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	62,921,329	99.998	1,010	0.002

3.	Adoption of New Omnibus Plan

The Issuer’s shareholders approved by an ordinary resolution a new omnibus equity inventive plan (the “Omnibus Plan”). The Issuer received the following votes with respect to adoption of the Omnibus Plan:

Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	57,141,997	91.236	5,488,999	8.764

4.	Approval of Unallocated Awards under Stock Option Plan

The Issuer’s shareholders approved by ordinary resolution all unallocated awards under the Issuer’s existing stock option plan. The Issuer received the following votes with respect to the approval of unallocated awards under the Issuer’s existing stock option plan:

Outcome of Vote	Votes For	% For	Votes Against	% Against
Carried	57,141,997	91.236	5,488,999	8.764

DATED this 15th day of June, 2026

COLLECTIVE MINING LTD.

/s/ Paul Begin
Paul Begin
Chief Financial Officer